Exhibit 23.1
Consent of Ernst & Young LLP, Independent Registered Public Auditing Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Santarus, Inc. Amended and Restated 2004 Equity Incentive Award Plan, as Amended and the Santarus, Inc. Amended and Restated Employee Stock Purchase Plan, of our reports dated February 28, 2007, with respect to the financial statements and schedule of Santarus, Inc. for the year ended December 31, 2006, Santarus, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Santarus, Inc. included in its Annual Report (Form 10-K), filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
San Diego, California
December 14, 2007